Exhibit 99.1

Oculis Holding AG

Consolidated Financial Statements

Report of the statutory auditor to the General Meeting of Oculis Holding AG, Zug

Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of Oculis Holding AG and its subsidiaries (the Group), which comprise the consolidated statement of financial position as at December 31, 2025, and the consolidated statement of loss, the consolidated statement of comprehensive loss, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2025 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards and comply with Swiss law.

Basis for opinion

We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISA) and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the consolidated financial statements' section of our report. We are independent of the Group in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession that are relevant to audits of the financial statements of public interest entities, as well as the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code), as applicable to audits of financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

PricewaterhouseCoopers SA, Avenue de la Rasude 5, 1006 Lausanne
+41 58 792 81 00
www.pwc.ch	PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Our audit approach

Overview

Overall group materiality: CHF 4,900 thousand

The entities addressed by our full scope audit work as well as specific scope audit contribute to more than 9o% of the Group’s total operating expenses.

As key audit matter the following area of focus has been identified:

Research and development expenses and accruals related to product development related expenses

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the consolidated financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall Group materiality for the consolidated financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the consolidated financial statements as a whole.

Overall group materiality	CHF 4,900 thousand

Benchmark applied	Loss before tax

Rationale for the materiality benchmark applied

We chose loss before tax as the benchmark, to be aligned with the common practice in the U.S. for clinical stage life science companies. In addition, in our view, the applied benchmark is aligned with investors and Audit Committee expectations.

Report of the statutory auditor to the General Meeting of Oculis Holding AG, Zug

We agreed with the Audit Committee that we would report to them misstatements above CHF 490 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We designed our audit by determining materiality and assessing the risks of material misstatement in the consolidated financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls, and the industry in which the Group operates.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Research and development expenses and accruals related to product development related expenses

Key audit matter	How our audit addressed the key audit matter

As described in Notes 3(M), 7.(B) and 16 to the consolidated financial statements, research expenditures are recognized in expense in the year in which they are incurred. Research and development expenses consist mainly of personnel expenses (payroll and related expenses and share-based compensation expense), external service providers and other operating expenses. Research and development expenses for the year ended December 31, 2025 were CHF 57.1 million, the majority of which related to external service providers. As disclosed by management, the Company conducts product research and development programs through third party vendors that include contract research organizations “CROs” and clinical research sites. The Company records accruals for estimated costs incurred or prepayments depending on the stage of completion of the product development and clinical research. Within accrued expenses, total accrued product development

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the research and development expenses process. These procedures also included, among others, (i) testing accuracy and completeness of the report prepared by management to calculate the clinical accruals by obtaining and inspecting source documents, such as contracts, purchase orders and invoices, (ii) testing, on a sample basis, the completeness and accuracy of costs incurred for services that have been performed and for which the Company has been invoiced by comparing amounts to CRO contracts and invoices, and (iii) testing, on a sample basis, classification of research and development expenses.

Report of the statutory auditor to the General Meeting of Oculis Holding AG, Zug related expenses as of December 31, 2025 amounted to CHF 13.2 million.

The principal considerations for our determination that performing procedures relating to research and development expenses and accruals related to product development related expenses is a key audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to the Company’s research and development expenses and accruals.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, which has partially been made available to us with the 6-K and 20-F filings, (but does not include the financial statements and the consolidated financial statements and our auditor’s reports thereon), which we obtained prior to the date of this auditor’s report, and the full annual report, which is expected to be made available to us after that date.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors’ responsibilities for the consolidated financial statements

The Board of Directors is responsible for the preparation of consolidated financial statements, that give a true and fair view in accordance with IFRS Accounting Standards and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that

Report of the statutory auditor to the General Meeting of Oculis Holding AG, Zug includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISA and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Swiss law, ISA and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.
•
Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•
Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them regarding all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period

Report of the statutory auditor to the General Meeting of Oculis Holding AG, Zug and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm the existence of an internal control system that has been designed, pursuant to the instructions of the Board of Directors, for the preparation of the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers SA

/s/Alex Fuhrer	/s/ Violina Eremciuc
Licensed audit expert
Auditor in charge

Lausanne, March 4, 2026

Report of the statutory auditor to the General Meeting of Oculis Holding AG, Zug

Oculis Holding AG

Consolidated Statements of Financial Position

(in CHF thousands)

		As of December 31,	As of December 31,
	Note	2025	2024
ASSETS

Non-current assets
Property and equipment	8	534	385
Intangible assets	9	13,292	13,292
Right-of-use assets	10	2,463	1,303
Other non-current assets		785	476
Total non-current assets		17,074	15,456

Current assets
Other current assets	11	4,883	5,605
Accrued income	11	993	629
Short-term financial assets	14	131,684	70,955
Cash and cash equivalents	14	81,329	27,708
Total current assets		218,889	104,897

TOTAL ASSETS		235,963	120,353

EQUITY AND LIABILITIES

Shareholders’ equity
Share capital	15	587	446
Share premium	15	551,731	344,946
Reserve for share-based payment	13	30,387	16,062
Actuarial loss on post-employment benefit obligations	12	(1,634)	(2,233)
Treasury shares	15	(7)	(10)
Cumulative translation adjustments		(480)	(271)
Accumulated losses		(384,514)	(285,557)
Total equity		196,070	73,383

Non-current liabilities
Long-term lease liabilities	10	1,811	865
Defined benefit pension liabilities	12	1,335	1,870
Total non-current liabilities		3,146	2,735

Current liabilities
Trade payables	16	1,800	5,871
Accrued expenses and other payables	16	19,967	18,198
Short-term lease liabilities	10	502	315
Warrant liabilities	17	14,478	19,851
Total current liabilities		36,747	44,235

Total liabilities		39,893	46,970

TOTAL EQUITY AND LIABILITIES		235,963	120,353

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Consolidated Statements of Loss

(in CHF thousands, except loss per share data)

		For the years ended December 31,
	Note	2025	2024	2023
Grant income	7. (A) / 11	1,199	686	883
Operating income		1,199	686	883
Research and development expenses	7. (B)	(57,085)	(52,083)	(29,247)
General and administrative expenses	7. (B)	(25,786)	(21,807)	(17,487)
Merger and listing expense	7. (B)	-	-	(34,863)
Operating expenses		(82,871)	(73,890)	(81,597)

Operating loss		(81,672)	(73,204)	(80,714)

Finance income	7. (C)	1,770	2,168	1,429
Finance expense	7. (C)	(833)	(639)	(1,315)
Fair value adjustment on warrant liabilities	7. (C) / 17	(12,294)	(15,531)	(3,431)
Foreign currency exchange gain (loss)	7. (C)	(6,114)	1,269	(4,664)
Finance result		(17,471)	(12,733)	(7,981)

Loss before tax for the period		(99,143)	(85,937)	(88,695)

Income tax benefit (expense)	7. (D)	186	160	(107)

Loss for the period		(98,957)	(85,777)	(88,802)

Loss per share:
Basic and diluted loss attributable to equity holders	21	(1.89)	(2.12)	(2.97)

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Consolidated Statements of Comprehensive Loss

(in CHF thousands)

		For the years ended December 31,
	Note	2025	2024	2023
Loss for the period		(98,957)	(85,777)	(88,802)
Other comprehensive income (loss)

Items that will not be reclassified to Statements of Loss:
Actuarial gain (loss) of defined benefit plans	12	599	(1,161)	(808)
Items that may be reclassified subsequently to loss:
Foreign currency translation differences	2. (D)	(209)	56	(5,005)
Foreign currency translation differences recycling	5	-	-	4,978
Other comprehensive income (loss) for the period		390	(1,105)	(835)

Total comprehensive loss for the period		(98,567)	(86,882)	(89,637)

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Consolidated Statements of Changes in Equity

(in CHF thousands, except share numbers)

	Legacy share capital			Legacy treasury shares		Share capital		Treasury shares
	Note	Shares	Share capital	Shares	Treasury shares	Shares	Share capital	Shares	Treasury shares	Share premium	Reserve for share-based payment	Cumulative translation adjustment	Actuarial gain (loss) on post-employment benefit obligations	Accumulated losses	Total
Balance as of January 1, 2023		3,894,722	39	(114,323)	(1)	-	-	-	-	10,742	2,771	(300)	(264)	(110,978)	(97,991)
Loss for the period		-	-	-	-	-	-	-	-	-	-	-	-	(88,802)	(88,802)
Other comprehensive loss:
Actuarial loss on post-employment benefit obligations	12	-	-	-	-	-	-	-	-	-	-	-	(808)	-	(808)
Foreign currency translation differences		-	-	-	-	-	-	-	-	-	-	(5,005)	-	-	(5,005)
Foreign currency translation differences recycling	5	-	-	-	-	-	-	-	-	-	-	4,978	-	-	4,978
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	-	-	(27)	(808)	(88,802)	(89,637)
Share-based compensation expense	13	-	-	-	-	-	-	-	-	-	3,608	-	-	-	3,608
Conversion of Legacy Oculis ordinary shares and treasury shares into Oculis ordinary shares	5	(3,894,722)	(39)	114,323	1	3,780,399	38	-	-	-	-	-	-	-	-
Conversion of Legacy Oculis long-term financial debt into Oculis ordinary shares	5	-	-	-	-	16,496,603	165	-	-	124,637	-	-	-	-	124,802
Issuance of ordinary shares to PIPE investors	5	-	-	-	-	7,118,891	71	-	-	66,983	-	-	-	-	67,054
Issuance of ordinary shares under CLA	5	-	-	-	-	1,967,000	20	-	-	18,348	-	-	-	-	18,368
Issuance of ordinary shares to EBAC shareholders	5	-	-	-	-	3,370,480	33	-	-	35,492	-	-	-	-	35,525
Transaction costs related to the business combination	5	-	-	-	-	-	-	-	-	(4,821)	-	-	-	-	(4,821)
Proceeds from sale of shares in public offering	5	-	-	-	-	3,654,234	36	-	-	38,143	-	-	-	-	38,179
Transaction costs related to the public offering	5	-	-	-	-	-	-	-	-	(3,361)	-	-	-	-	(3,361)
Stock option exercised	13	-	-	-	-	112,942	1	-	-	273	-	-	-	-	274
Issuance of shares in connection with warrant exercises	17	-	-	-	-	149,156	2	-	-	1,726	-	-	-	-	1,728
Balance as of December 31, 2023		-	-	-	-	36,649,705	366	-	-	288,162	6,379	(327)	(1,072)	(199,780)	93,728

Balance as of January 1, 2024		-	-	-	-	36,649,705	366	-	-	288,162	6,379	(327)	(1,072)	(199,780)	93,728
Loss for the period		-	-	-	-	-	-	-	-	-	-	-	-	(85,777)	(85,777)
Other comprehensive income (loss):
Actuarial loss on post-employment benefit obligations	12	-	-	-	-	-	-	-	-	-	-	-	(1,161)	-	(1,161)
Foreign currency translation differences		-	-	-	-	-	-	-	-	-	-	56	-	-	56
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	-	-	56	(1,161)	(85,777)	(86,882)
Share-based compensation expense	13	-	-	-	-	-	-	-	-	-	9,782	-	-	-	9,782
Issuance of ordinary shares related to registered direct offering	5	-	-	-	-	5,000,000	50	-	-	53,491	-	-	-	-	53,541
Transaction costs related to registered direct offering	5	-	-	-	-	-	-	-	-	(1,868)	-	-	-	-	(1,868)
Issuance of shares to be held as treasury shares	15	-	-	-	-	1,000,000	10	(1,000,000)	(10)	-	-	-	-	-	-
Vesting of earnout shares	5	-	-	-	-	1,422,723	14	-	-	(14)	-	-	-	-	-
Warrants exercised	17	-	-	-	-	279,033	3	-	-	4,141	-	-	-	-	4,144
Stock options exercised and RSUs vested/released	13	-	-	-	-	310,941	3	-	-	1,034	(99)	-	-	-	938
Balance as of December 31, 2024		-	-	-	-	44,662,402	446	(1,000,000)	(10)	344,946	16,062	(271)	(2,233)	(285,557)	73,383

Balance as of January 1, 2025		-	-	-	-	44,662,402	446	(1,000,000)	(10)	344,946	16,062	(271)	(2,233)	(285,557)	73,383
Loss for the period		-	-	-	-	-	-	-	-	-	-	-	-	(98,957)	(98,957)
Other comprehensive income (loss):
Actuarial gain on post-employment benefit obligations	12	-	-	-	-	-	-	-	-	-	-	-	599	-	599
Foreign currency translation differences		-	-	-	-	-	-	-	-	-	-	(209)	-	-	(209)
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	-	-	(209)	599	(98,957)	(98,567)
Share-based compensation expense	13	-	-	-	-	-	-	-	-	-	16,044	-	-	-	16,044
Issuance of ordinary shares related to underwritten offerings	5	-	-	-	-	7,635,801	76	2,796,297	28	178,755	-	-	-	-	178,859
Transaction costs related to the issuance of ordinary shares	5	-	-	-	-	-	-	-	-	(13,335)	-	-	-	-	(13,335)
Vesting of earnout shares	5	-	-	-	-	1,422,723	14	-	-	(14)	-	-	-	-	-
Issuance of shares to be held as treasury shares	15	-	-	-	-	2,500,000	25	(2,500,000)	(25)	-	-	-	-	-	-
Warrants exercised	17	-	-	-	-	1,929,467	19	-	-	37,771	-	-	-	-	37,790
Stock options exercised and RSUs vested/released	13	-	-	-	-	537,748	7	-	-	3,608	(1,719)	-	-	-	1,896
Balance as of December 31, 2025		-	-	-	-	58,688,141	587	(703,703)	(7)	551,731	30,387	(480)	(1,634)	(384,514)	196,070

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Consolidated Statements of Cash Flows

(in CHF thousands)

		For the years ended December 31,
	Note	2025	2024 (as recast)	2023 (as recast)
Operating activities
Loss before tax for the period		(99,143)	(85,937)	(88,695)

Non-cash adjustments:
- Financial result		3,983	(2,674)	3,466
- Depreciation of property and equipment and right-of-use assets		546	406	287
- Share-based compensation expense	13	16,044	9,782	3,608
- Interest expense on Series B and C preferred shares	15 / 7.(C)	-	-	1,266
- Post-employment (benefits)/ loss	12	101	(36)	(171)
- Fair value adjustment on warrant liabilities	17	12,294	15,531	3,431
- Merger and listing expense	5	-	-	34,863
Working capital adjustments:
- De/(Increase) in other current assets	11	2,349	4,981	(5,556)
- De/(Increase) in accrued income	11	(364)	247	36
- De/(Increase) in other operating assets		(112)	(95)	(29)
- (De)/Increase in payables and accrued liabilities	16	(1,947)	9,406	(7,820)
- (De)/Increase in long-term payables		-	(378)	378
Taxes (paid)/ received		(55)	(152)	(101)
Net cash outflow for operating activities		(66,304)	(48,919)	(55,037)

Investing activities
Payment for purchase of property and equipment	8	(301)	(230)	(48)
Interest received		1,241	1,474	1,238
Payment for short-term financial assets, net	14	(60,787)	(17,327)	(54,163)
Payment for intangible assets	9	(1,087)	-	-
Net cash outflow for investing activities		(60,934)	(16,083)	(52,973)

Financing activities
Proceeds from sale of shares in public offerings	5	178,859	53,541	38,179
Transaction costs related to financing activities	5	(13,222)	(2,894)	(2,983)
Proceeds from exercises of warrants, net	17	19,845	2,719	1,531
Proceeds from stock options exercised	13	1,896	938	274
Principal payment of lease obligations	10	(373)	(274)	(158)
Interest paid		(87)	(54)	(46)
Proceeds from the shares issued to PIPE investors	5	-	-	67,054
Proceeds from the shares issued to CLA investors	5	-	-	18,368
Proceeds from EBAC non-redeemed shareholders	5	-	-	12,014
Transaction costs related to the business combination	5	-	-	(4,607)
Net cash inflow for financing activities		186,918	53,976	129,626

Increase (decrease) in cash and cash equivalents		59,680	(11,026)	21,616

Cash and cash equivalents, beginning of period	14	27,708	38,327	19,786
Effect of foreign exchange rate changes		(6,059)	407	(3,075)
Cash and cash equivalents, end of period	14	81,329	27,708	38,327

Net cash and cash equivalents variation		59,680	(11,026)	21,616

Supplemental non-cash investing information
Intangible assets acquisition recorded in accrued expenses		-	1,087	-
Interest receivable recorded in other current assets		593	737	388
Supplemental non-cash financing information
Transaction costs recorded in accrued expenses and other payables		878	-	378

The accompanying notes form an integral part of the consolidated financial statements.

Oculis Holding AG

Notes to the consolidated financial statements

(All amounts presented in CHF thousands, except share numbers, unless otherwise noted)

1.
CORPORATE INFORMATION

Oculis Holding AG (“Oculis” or the “Company”) is a stock corporation (“Aktiengesellschaft”) with its registered office at Bahnhofstrasse 20, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland on October 31, 2022.

The Company controls seven wholly-owned subsidiaries: Oculis Operations Sàrl (“Oculis Operations”) with its registered office in Lausanne, Switzerland, which was incorporated in Zug, Switzerland on December 27, 2022, Oculis ehf (“Oculis Iceland”), which was incorporated in Reykjavik, Iceland on October 28, 2003, Oculis France Sàrl (“Oculis France”) which was incorporated in Paris, France on March 27, 2020, Oculis US, Inc. with its registered office in Newton MA, USA, which was incorporated in Delaware, USA, on May 26, 2020, Oculis HK, Limited (“Oculis HK”) which was incorporated in Hong Kong, China on June 1, 2021, Neurocol IP Sàrl (“Neurocol IP”), which was incorporated in Lausanne, Switzerland on December 4, 2025, and Neurocol Operations Sàrl (“Neurocol Operations”), which was incorporated in Lausanne, Switzerland on December 4, 2025. The Company and its wholly-owned subsidiaries form the Oculis Group (the “Group”).

Oculis is a global late clinical-stage biopharmaceutical company with substantial expertise in therapeutics for the treatment of ophthalmic and neuro-ophthalmic diseases. Oculis is engaged in developing innovative drug candidates with the potential to address significant unmet medical needs for many eye-related and neuro-ophthalmic conditions. The Company’s mission is to save sight and improve eye care for patients worldwide and it intends to become a global leader in ophthalmic and neuro-ophthalmic therapeutics to realize this mission.

The consolidated financial statements of Oculis as of and for the year ended December 31, 2025, were approved and authorized for issue by the Company’s Board of Directors on March 4, 2026.

2.
BASIS OF PREPARATION
(A)
Going concern

The Group’s accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances, as well as government research and development grants. The November and February 2025 offerings, as well as prior financing transactions raised funding to secure business continuity as explained under Note 5. The Board of Directors believes that the Group has the ability to meet its financial obligations for at least the next 12 months.

The Company is a late clinical stage company and is exposed to all the risks inherent to establishing a business, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection; (ii) enter into collaborations with partners in the biotech and pharmaceutical industry; (iii) successfully move its product candidates through preclinical and clinical development; (iv) successfully obtain regulatory approval and commercialize its products; and (v) attract and retain key personnel. The Company’s success is subject to its ability to raise capital to support its current and future operations. To date, the Company has financed its cash requirements primarily through the sale of its preferred and ordinary shares and issuance of shares from warrants exercises. The Company will continue to evaluate additional funding through public or private financings, debt financing or collaboration agreements. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development of one or more of its product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to product candidates that the Company would otherwise seek to develop itself, on unfavorable terms.

(B)
Statement of compliance

The consolidated financial statements of Oculis are prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(C)
Basis of measurement

The policies set out below are consistently applied to all the years presented. The consolidated financial statements have been prepared under the historical cost convention, unless stated otherwise in the accounting policies in Note 3.

The totals are calculated with the original unit amounts, which could lead to rounding differences. These differences in thousands of units are not changed in order to keep the accuracy of the original data.

(D)
Functional currency

The consolidated financial statements of the Group are expressed in Swiss Francs (“CHF”), which is the Company’s functional and the Group’s presentation currency. The functional currency of the Company’s subsidiaries is the local currency except for Oculis Iceland whose functional currency is CHF.

Assets and liabilities of foreign operations are translated into CHF at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average monthly exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

3.
SUMMARY OF MATERIAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below. The policies set out below are consistently applied to all the years presented, unless otherwise stated.

(A)
Current vs. non-current classification

The Company presents assets and liabilities on the balance sheet based on current/non-current classification. The Company classifies all amounts to be realized or settled within 12 months after the reporting period to be current and all other amounts to be non-current. Liabilities are classified as non-current if the Company has the unconditional right to defer settlement for at least 12 months after the reporting period.

(B)
Foreign currency transactions

Foreign currency transactions are translated into the functional currency, CHF, using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at reporting date. Any gains or losses from these translations are included in the statements of loss in the period in which they arise.

(C)
Group accounting

The Company has seven wholly owned subsidiaries, including Oculis Operations, Oculis Iceland, Oculis France, Oculis U.S., Oculis HK, Neurocol IP and Neurocol Operations. The Company’s consolidated financial statements present the aggregate of the eight Group entities, after elimination of intra-group transactions, balances, investments and capital.

(D)
Segment reporting

The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business and accordingly, has one reporting segment.

The Company has locations in five countries: Switzerland, Iceland, France, U.S. and Hong Kong. An analysis of non-current assets by geographic region is presented in Note 6.

(E)
Leases

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for leases of low value assets and leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the expected contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate inherent in the lease unless this is not readily determinable, in which case the Group’s incremental borrowing rate on commencement date of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate and remain unchanged throughout the lease term. Other variable lease payments are expensed.

On initial recognition, the carrying value of the lease liability also includes amounts expected to be payable under any residual value guarantee, and the exercise price of any purchase option granted in favor of the group if it is reasonably certain to assess that option. Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for lease payments made at or before commencement of the lease and initial direct costs incurred.

Subsequent to the initial measurement, lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are depreciated on a straight-line basis over the remaining expected term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the expected payments over the revised term, which are discounted using a revised discount rate. The carrying value of lease liabilities is similarly revised if the variable future lease payments dependent on a rate or index is revised. In both cases, an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortized over the remaining lease term. If the carrying amount of the right-of-use asset is adjusted to zero, any further reduction is recognized in profit or loss.

(F)
Grant income recognition

Grant income is recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with, and in the year when the related expenses are incurred.

(G)
Taxes

Taxes reported in the consolidated statements of loss include current and deferred taxes on profit. Taxes on income are accrued in the same periods as the revenues and expenses to which they relate.

Deferred tax is the tax attributable to the temporary differences that appear when taxation authorities recognize and measure assets and liabilities with rules that differ from those of the consolidated accounts. Deferred income tax is calculated using the liability method and determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled. Any changes to the tax rates are recognized in the consolidated statements of loss unless related to items directly recognized in equity or other comprehensive loss.

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences or the unused tax losses can be utilized. Deferred income tax assets from tax credit carry forwards are recognized to the extent that the national tax authority confirms the eligibility of such a claim and that the realization of the related tax benefit through future taxable profits is probable. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(H)
Loss per share

The Company presents basic loss per share for each period in the financial statements. The loss per share is calculated by dividing the loss of the period by the weighted average number of shares outstanding during the period. Diluted earnings per share, applicable in case of positive result, reflect the potential dilution that could occur if dilutive securities such as warrants or share options were exercised into common shares.

(I)
Cash and cash equivalents and short-term financial assets

The Company considers all highly liquid investments with an original maturity of less than 3 months at the date of purchase to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value.

Short-term financial assets consist of fixed term bank deposits with original maturities between three and six months. Short-term financial assets are held in order to collect contractual cash flows made of payments of principal and interests.

Short-term financial assets are measured at amortized cost, which approximates fair value, and are subsequently measured using the effective interest method. This method allocates interest income over the relevant period by applying the effective interest rate to the carrying amount of the asset. Gains and losses are recognized in the consolidated statements of loss when the asset is derecognized, modified or impaired.

(J)
Fair value measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including warrants. Fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. The Company uses a three-level hierarchy that prioritizes fair value measurements based on the types of inputs used, as follows:

•
Level 1: unadjusted quoted prices in active markets for identical assets or liabilities.
•
Level 2: either directly or indirectly, quoted prices for similar assets or liabilities in active markets.
•
Level 3: unobservable inputs for the asset or liability to the extent that observable inputs are not available in situations in which there is little, if any, market activity for the asset or liability at the measurement date.

There was no change in the valuation techniques applied to financial instruments during all periods presented. There were no transfers between levels 1, 2 or 3 for recurring fair value measurements during the year. The Group recognizes transfers into and out of fair value hierarchy levels at the end of the reporting period.

(K)
Property and equipment

All property and equipment are shown at cost, less subsequent depreciation and impairment. Cost includes expenditures that are directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Depreciation is calculated on a straight-line basis over the useful life, according to the following schedule:

Category	Useful life in years
Laboratory equipment	5 - 7
Laboratory fixtures and fittings	10
Office equipment and hardware	2 - 3
Leasehold improvements	5

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is impaired immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposal or retirement of tangible fixed assets are determined by comparing the net proceeds received with the carrying amounts and are included in the consolidated statements of loss.

(L)
Warrant liabilities

The Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period (refer to Note 17). Any change in fair value is recognized in the Company’s consolidated statements of loss. Warrants are classified as short-term liabilities as the Company cannot defer the settlement beyond 12 months.

The Amended BlackRock Warrant, as defined in Note 5, issued in conjunction with the Amended Loan Agreement is classified as a liability since its exercise price is fixed in USD, which is not the functional currency of the Company and therefore it does not meet the requirements to be classified as equity under IFRS. An instrument that will be settled in the Company’s own equity shares is an equity instrument only if the issuer has to deliver a fixed number of its own shares for a fixed amount (fixed for fixed requirement, IAS 32.16). The fair value of the BlackRock Warrant is determined using the Black-Scholes option-pricing model. This valuation model as well as parameters used such as expected volatility and expected term are partially based on management’s estimates. The expected volatility is estimated using historical stock volatilities of comparable peer public companies within the Company’s industry. The expected term represents the period that the warrant is expected to be outstanding. The BlackRock Warrant is included in Level 3 of the fair value hierarchy. Refer to Note 17 - Warrant Liabilities.

The fair value of the BCA Public Warrants, as defined in Note 5, traded in active markets is based on the quoted market prices at the end of the reporting period for such warrants. For the BCA Private Warrants, which have identical terms to the BCA Public Warrants, the Company determined that the fair value of each BCA Private Warrant is equivalent to that of each BCA Public Warrant. BCA Public Warrants are included in Level 1 and BCA Private Warrants in Level 2 of the fair value hierarchy. Refer to Note 17 - Warrant Liabilities.

(M)
Intangible assets
(a)
Research and development costs

Research expenditures are recognized in expense in the year in which they are incurred. Internal development expenditures are capitalized only if they meet the recognition criteria of IAS 38 “Intangible Assets.” Given the inherent regulatory and other uncertainties, these criteria are generally not met before obtaining approval from the relevant regulatory authority. As a result, development expenditures are typically recognized as expenses in the consolidated statements of loss. However, when capitalization criteria are satisfied, development costs are recorded as intangible assets and amortized on a straight-line basis over their estimated useful lives. Amortization of capitalized licenses begins upon receipt of market approval. The Company records accruals for estimated costs incurred or prepayments depending on the stage of completion of the product development and clinical research.

(b)
Licenses

Acquired licenses and related development milestones are capitalized as intangible assets at historical cost and amortized over their estimated useful lives. The amortization period is determined based on the expected pattern of consumption of future economic benefits and begins only after the necessary regulatory and marketing approvals have been obtained. Capitalized licenses are assessed for impairment annually in the last quarter of each financial period or earlier if indicators of impairment arise. Amortization expense related to capitalized licenses is recognized within research and development expenses.

(c)
Impairment of licenses

Impairment losses on capitalized licenses are recognized within research and development expenses.

(N)
Impairment of non-financial assets

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs of disposal and value-in-use.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash flows of other assets (“cash-generating units”). Impairment losses are recognized in the consolidated statements of loss. Prior impairments of non-financial assets are reviewed for possible reversal of the impairment at each reporting date.

(O)
Financial instruments

The principal financial instruments used by the Company are as follows:

•
Cash and cash equivalents
•
Short-term financial assets

•
Other current assets, excluding prepaid expenses
•
Accrued income
•
Trade payables
•
Accrued expenses and other payables
•
Lease liabilities
•
Warrant liabilities

These financial instruments are carried at amortized cost, except warrant liabilities which are adjusted to fair value at period end.

Due to their short-term nature, the carrying value of cash and cash equivalents, short-term financial assets, other current assets, excluding prepaid expenses, accrued income, lease liabilities, trade payables, accrued expenses and other payables approximates their fair value. For details of the fair value hierarchy and valuation techniques, refer to Note 20.

(a)
Cash and cash equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less. These investments are readily convertible to known amounts of cash.

(b)
Short-term financial assets

Short-term financial assets consist of fixed term bank deposits with original maturities between three and six months. Short-term financial assets are held in order to collect contractual cash flows made of payments of principal and interests.

(c)
Other current assets, excluding prepaid expenses

The carrying amount of other receivables/current assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the consolidated statements of loss. Subsequent recoveries of amounts previously written off are credited to the consolidated statements of loss.

(d)
Accrued income

Grant income reflects reimbursement of research and development expenses and income from certain research projects managed by Icelandic governmental institutions. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements.

(e)
Trade payables

Trade payables are amounts due to third parties in the ordinary course of business. Trade payables are non-interest bearing and are normally settled on 45-day terms.

(f)
Accrued expenses and other payables

Accrued expenses and other payables are amounts provided for / due to third parties in the ordinary course of business. Accrued expenses and other payables are non-interest bearing.

(g)
Lease liabilities

Lease liabilities are measured at the present value of the expected contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate inherent in the lease unless this is not readily determinable, in which case the Group’s incremental borrowing rate on commencement date of the lease is used.

(P)
Employee benefits
(a)
Pension obligations

The Company operates a defined benefit pension plan for its Swiss-based employees, which is held in a multi-employer fund. The pension plan is funded by payments from employees and from the Company. The Company’s contributions to the defined benefit pension plan are charged to the consolidated statements of loss in the year to which they relate.

The liability recognized in the balance sheet in respect of defined benefit pension plan is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets and the possible effect of the asset ceiling, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

When the Company has a surplus in the defined benefit pension plan, it measures the net defined benefit asset at the lower of the surplus in the defined benefit pension plan, or the asset ceiling (being the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan), determined using the discount rate.

The Company does not expect any refunds or contribution reductions in case of a surplus in the defined benefit pension plan calculated per IAS 19, therefore no assets would be recognized in the Consolidated Statements of Financial Position.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

(b)
Employee participation

The Company operates an equity-settled, share-based compensation plan, under which the entity receives services from employees as consideration for equity instruments (e.g. options) of the Company. The fair value of the awards granted in exchange of the employee services received is recognized as an expense.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statements of loss, with a corresponding adjustment to equity. When options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(Q)
Earnout consideration

The Company recognized the earnout consideration under the BCA as a share-based contingent consideration within the scope of IFRS 2, and therefore equity classified as the earnout consideration ultimately settles in ordinary shares. The Company determined that the fair value of the earnout shares is accounted for as a component of the deemed cost of the listing services upon consummation of the Business Combination. The fair value of total consideration transferred was included in the calculation of the IFRS 2 share listing service expense and will not be subsequently adjusted regardless of whether the price target is achieved or not. The earnout options granted to employees were determined to be compensation for the dilution to their previously held Legacy Oculis equity instruments. No subsequent compensation charge has been recognized under IFRS 2 because no additional fair value has been granted as a result of the earnout options.

(R)
Capitalization of transaction costs

The Company capitalizes transaction costs incurred in connection with its ATM program within other current assets in the Company’s consolidated balance sheet because those costs are directly attributable to new equity issuances and management estimates that a future financing is probably of occurring. If and when the Company completes a transaction, capitalized transaction costs will be offset against the proceeds and will be recorded as a reduction of share premium within the Company’s consolidated balance sheet. If the Company determines that it is not highly probable that a transaction will be completed, the Company will write-off capitalized transaction costs incurred during that respective quarter in the consolidated statement of loss.

Transaction costs incurred in connection with underwritten offerings are recorded as a reduction of share premium within the Company’s balance sheet during the period in which the transaction closes.

(S)
Presentation of interest in the statement of cash flows

Effective January 1, 2025, the Company revised its accounting policy regarding the classification of interest paid and interest received in the statement of cash flows. Interest paid was reclassified from “net cash flows used in operating activities” to “net cash flows used in financing activities,” and interest received was reclassified from “net cash flows used in operating activities” to “net cash flows used in investing activities.” The Company assessed the change in accounting policy under IAS 8, in accordance with the guidance regarding a voluntary change in accounting policy.

The reclassification of interest paid was elected to provide a more cohesive presentation of payments related to the Company’s office leases. Prior to the change in accounting policy, interest paid on lease liabilities was classified as operating cash flows, while payments of the principal portion of lease liabilities were classified as financing cash flows. The change aligns the interest paid with the associated financial liability giving rise to the interest.

In addition, the Company reclassified interest received to investing activities, as the majority of interest received relates to interest earned on cash and cash equivalents and short-term investments. The Company believes the updated classification better reflects the nature and source of the cash inflows.

The Company applied the change in accounting policy retrospectively and has recast prior periods’ comparative information within the statement of cash flows to ensure consistency and comparability with the current period presentation. As part of the retrospective application, net cash outflow from operating activities for the year ended December 31, 2024 increased by CHF 1.4 million, net cash outflow from investing activities decreased by CHF 1.5 million, and net cash flow inflow from financing activities decreased by CHF 54 thousand. As part of the retrospective application, net cash used in operating activities for the year ended December 31, 2023 increased by CHF 1.2 million, net cash flow used in investing activities decreased by CHF 1.2 million, and net cash flow inflow from financing activities decreased by CHF 46 thousand.

(T)
New accounting standards, interpretations and amendments adopted by the Company

There are no new IFRS Accounting Standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2025 that have a material impact to the Company. In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which provides requirements for the presentation and disclosure of information in general purpose financial statements. The standard is effective for periods beginning on or after January 1, 2027. The Company is in the process of evaluating whether IFRS 18 will have a material effect on the consolidated financial statements. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Company as currently not relevant, are not listed here.

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Group’s principal accounting policies are set out in Note 3 of the Group’s consolidated financial statements and conform to IFRS Accounting Standards. Significant judgments and estimates are used in the preparation of the consolidated financial statements which, to the extent that actual outcomes and results may differ from these assumptions and estimates, could affect the accounting in the areas described in this section.

(A)
Impairment of licenses

The Group assesses whether there are any indicators of impairment for all licenses at each reporting date, which refers exclusively to the licenses of two specific product candidates: Licaminlimab (OCS-02) and Privosegtor (OCS-05). Given the stage and advancement of Oculis’ development activities and the importance of both products in Oculis’ portfolio, the impairment test is performed first on the basis of a fair value model for the entire Company using a market approach, and second on the basis of the continued development feasibility of the relevant product candidate. Refer to Note 9.

(B)
Deferred income taxes

Deferred income tax assets are recognized for all unused tax losses and deductible temporary differences, including those related to intangible assets, only to the extent that it is probable that taxable profits will be available against which the losses and temporary differences can be utilized. Judgment is required from management to determine the amount of tax asset that can be recognized, based on forecasts and tax planning strategies. Refer to Note 7 (D).

(C)
Pension benefits

The present value of the pension obligations depends on several factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost or income for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations. The independent actuary of the Group uses statistic-based assumptions covering future withdrawals of participants from the plan and estimates on life expectancy. The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences could have a significant impact on the amount of pension income or expenses recognized in future periods.

The Group determines the appropriate discount rate at the end of each year. This is the interest rate used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions. Refer to Note 12.

(D)
Share-based compensation

Stock options granted are valued using the Black-Scholes option-pricing model (see Note 13). This valuation model as well as inputs such as expected volatility and expected term of the stock options are partially based on management’s estimates. The expected volatility is estimated using historical stock volatilities of comparable peer public companies within the Company’s industry. The expected term represents the period that share-based awards are expected to be outstanding. The Company classifies its share-based payments as equity-classified awards as they are settled in ordinary shares. The Company measures equity-classified awards at their grant date fair value using a Black-Scholes option pricing model and does not subsequently remeasure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at the date of grant amortized over the vesting period of the award using the graded method. If awards are granted with performance conditions, the Company evaluates the probability of achievement. Expense is only recorded for awards with vesting criteria linked to performance conditions that are deemed probable of achievement. The Company reclassifies a portion of vested awards to reserve for share-based payment as the awards vest. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(E)
Accounting for the Business Combination

In relation to the 2023 Business Combination, the following critical estimates and judgments were made:

•
Determining the accounting acquirer in the Business Combination

Despite EBAC being the legal acquirer, Legacy Oculis was determined to be the accounting acquirer for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, i) the shareholders of Legacy Oculis have a majority of the voting interest in the combined company; ii) Legacy

Oculis’ operations comprise all of the ongoing operations of the combined company; and iii) Legacy Oculis’ management comprise all of the senior management of the combined company.

•
Business Combination accounted for within the scope of IFRS 2

EBAC was a Special Purpose Acquisition Company and therefore does not meet the definition of a business under IFRS 3 as it has no operations and the related BCA cannot be treated as a business combination. The Business Combination was accounted for as a continuation of Legacy Oculis financial statements with a deemed issuance of shares by the Company accompanied by a recapitalization of the Company’s equity. The excess of fair value of the shares deemed issued by the Company over EBAC’s identifiable net assets has been recorded as share-based payment expense in accordance with IFRS 2 and represents a public listing service received by the Company.

•
Capitalized transaction costs

Legacy Oculis and EBAC incurred costs such as legal, accounting, auditing, printer fees and other professional fees directly related to the Business Combination (“Transaction Costs”). Transaction costs directly associated with equity issuance qualify for capitalization and are accounted for as a deduction of share premium. To capture costs associated with the new equity, the Company allocated capitalizable transaction costs to the various transaction components (equity issuance and listing) at the percentages of 38.0% and 62.0% for new shares and old shares, respectively.

5.
FINANCING ACTIVITIES

Business combination with European Biotech Acquisition Corp. (“EBAC”)

On March 2, 2023, the Company consummated the Business Combination pursuant to the Business Combination Agreement (“BCA”) between Legacy Oculis and EBAC dated as of October 17, 2022. The Company received gross proceeds of CHF 97.6 million or $103.7 million, comprising CHF 12.0 million or $12.8 million of cash held in EBAC’s trust account and CHF 85.6 million or $90.9 million from private placement (the “PIPE Financing”) investments and conversion of notes issued by Legacy Oculis under convertible loan agreements (“CLA”) into Oculis’ ordinary shares. As a result of the transaction, each issued and outstanding EBAC public warrant (“BCA Public Warrants”) and EBAC private placement warrant (“BCA Private Warrants”) ceased to be a warrant with respect to EBAC ordinary shares and were assumed by Oculis as warrants with respect to ordinary shares on substantially the same terms (“BCA Warrants”). In connection with the Business Combination, Oculis was listed on the United States Nasdaq Global Market with the ticker symbol “OCS” for its ordinary shares and “OCSAW” for its public warrants.

During the third quarter of 2023, the Company gave effect in its financial statements to the dissolution of Merger Sub 2, a legal entity formed under the terms of the BCA. As a result, the cumulative translation adjustments related to Merger Sub 2 previously reported as equity and recognized in other comprehensive income, were reclassified from equity to the Consolidated Statement of Loss for the year ended December 31, 2023. The resulting foreign exchange impact of such reclassification amounted to CHF 5.0 million for the year ended December 31, 2023.

Merger and listing expense

The Business Combination was accounted for as a capital re-organization in the first quarter of 2023 within the scope of IFRS 2 Share-based Payment, as EBAC did not meet the definition of a business in accordance with IFRS 3 Business Combinations. Any excess of the fair value of the Company’s shares issued over the fair value of EBAC’s identifiable net assets acquired represented compensation for the service of a stock exchange listing. This expense was incurred in the first quarter of 2023 and amounted to CHF 34.9 million, which was expensed to the statement of loss as operating expenses, “Merger and listing expense.”

Earnout consideration

As a result of the BCA, Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01.

The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post acquisition-closing volume weighted average share price targets of Oculis of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “Earnout Period”). A given share price target described above will also be deemed to be achieved if the Company enters into a change of control transaction, as defined in the BCA, during the Earnout Period. The price targets of $15.00, $20.00 and $25.00 were met in November 2024, February 2025 and February 2026, respectively resulting in an aggregate of 2,845,446 earnout shares vested and 159,453 earnout options outstanding and exercisable as of December 31, 2025, and an additional 948,549 earnout shares vested and 55,487 earnout options becoming exercisable in February 2026.

Registered Direct Offering and Nasdaq Iceland Main Market listing

On April 22, 2024, the Company closed its registered direct offering with gross proceeds of CHF 53.5 million or $58.8 million through the issuance and sale of 5,000,000 of our ordinary shares, at a purchase price of CHF 10.70 or $11.75 per share to investors (the “Registered Direct Offering”), and commenced trading of its ordinary shares on the Nasdaq Iceland Main Market under the ticker symbol “OCS” on April 23, 2024. In connection with the Registered Direct Offering and Nasdaq Iceland Main Market listing, the Company incurred CHF 2.5 million of transaction related costs during the year ended December 31, 2024, of which CHF 1.9 million were recorded as a reduction of share premium in equity.

Loan facility

In May 2024, the Company and Kreos Capital VII (UK) Limited, which are funds and accounts managed by BlackRock, Inc. (the “Lender”), entered into a loan facility of up to CHF 50.0 million in borrowing capacity (which may be increased to up to CHF 65.0 million) and a related warrant agreement for up to 361,011 of the Company’s ordinary shares at a price per ordinary share equal to $12.17. On July 31, 2025, the Company entered into an amended and restated agreement for its existing loan facility (the “Amended Loan Agreement”) with the Lender. The Amended Loan Agreement replaces the prior loan agreement between the Company and the Lender dated May 29, 2024, with an upsized structure to provide the EUR equivalent of up to CHF 75.0 million in borrowing capacity (which may be increased to up to CHF 100.0 million) (the “Loan”), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 25.0 million each, as well as an additional loan of the EUR equivalent of up to CHF 25.0 million, which may be made available by the Lender to the Company if mutually agreed in writing by the Lender and the Company. No amounts were drawn under the Amended Loan Agreement during the year ended December 31, 2025.

Loan 1 will be available for drawdown from closing until November 15, 2026, which period may be shortened upon the occurrence of a development milestone. Loans 2 and 3 will be available for drawdown prior to November 15, 2026 and December 31, 2026, respectively, in each case subject to satisfaction of certain pre-specified conditions. The availability of any funds under a drawdown of Loans 1, Loan 2 or Loan 3 is conditional upon, together with other conditions, the Company having a debt-to-market cap ratio (where debt includes the amount of all amounts drawn down to date and the proposed drawdown) equal to or less than 15% at the time of each draw down. Pursuant to the Amended Loan Agreement, the Company is subject to a non-utilization fee of 0.75% per annum of any undrawn amount under tranches 1 and 2. Additionally, to the extent Loan 1 has not been drawn prior to its expiry date, an additional one-time fee of the EUR equivalent of CHF 2.6 million shall be payable, subject to certain conditions.

As additional consideration for the Loan, Kreos Capital VII Aggregator SCSp, an affiliate of the Lender (the “Holder”) and the Company entered into an amended warrant (the “Amended BlackRock Warrant”) to purchase up to 494,259 of the Company’s ordinary shares, subject to vesting, at a price per ordinary share equal to $12.17 (CHF 9.65) with respect to 361,011 shares from the prior warrant agreement, and $18.64 (CHF 14.78) with respect to the remaining 133,248 shares reflecting the upsized facility, subject to adjustment. The Amended BlackRock Warrant amends the prior warrant issued to Holder on May 29, 2024. As of the signing date, the Amended BlackRock Warrant is exercisable for 59,310 ordinary shares, of which 43,321 shares were previously granted. Following the drawdown of each of Loans 1, 2 and 3, the Amended BlackRock Warrant will become exercisable for additional amounts of ordinary shares ratably based on the amounts of Loans 1, 2 and 3 that are drawn. Each tranche of the Amended BlackRock Warrant in connection with Loans 1, 2 and 3, will be exercisable for a period of up to seven years from the date of vesting and the Amended BlackRock Warrant will terminate at the earliest of (i) December 31, 2033, (ii) such earlier date on which the Amended BlackRock Warrant is no longer exercisable for any warrant shares in accordance with its terms and (iii) the acceptance by the shareholders of the Company of a third-party bona fide offer for all outstanding shares of the Company (subject to any prior exercise by the Holder, if applicable). The Amended BlackRock Warrant had not been exercised in part or in full as of December 31, 2025.

In connection with this transaction, the Company incurred CHF 0.7 million and CHF 0.8 million of transaction related costs during the years ended December 31, 2025 and 2024, respectively, which were capitalized as a prepayment for liquidity services and recorded within other current assets.

At-the-Market Offering Program

On May 8, 2024, the Company entered into a sales agreement with Leerink Partners, LLC (“Leerink Partners”) with respect to an at-the-market offering program (the “ATM Offering Program”) under which the Company may offer and sell, from time to time at its sole discretion, ordinary shares of the Company having an aggregate offering price of up to $100.0 million (CHF 79.3 million) through Leerink Partners as its sales agent. Any such sales, made through the sales agent, can be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or in other transactions pursuant to an effective shelf registration statement on Form F-3. The Company agreed to pay Leerink Partners a commission of up to 3.0% of the gross proceeds of any sales of ordinary shares sold pursuant to the sales agreement. Following the execution of the agreement, the Company issued 1,000,000 ordinary shares during the year ended December 31, 2024 and 2,500,000 ordinary shares during the year ended December 31, 2025 out of its existing capital band, each with a nominal value of CHF 0.01 to be held as treasury shares. In connection with this transaction the Company incurred approximately CHF 0.3 million of transaction related costs during the year ended December 31, 2024, which were capitalized within other current assets.

On October 29, 2025, in conjunction with the November 2025 Offerings, the Company suspended the ATM Offering Program. The sales agreement with Leerink Partners remains in full force and effect. As of the date hereof, we have not sold any ordinary shares under the ATM Offering Program. Of the ordinary shares held as treasury shares, 2,796,297 were issued in connection with the November 2025 Offerings discussed below.

Public Offerings

May 2023 Offering

On May 31, 2023, the Company entered into an underwriting agreement with BofA Securities Inc. and SVB Securities, LLC, as representatives of several underwriters, and on June 5 and June 13, 2023, the Company closed the issuance and sale in a public offering of an aggregate of 3,654,234 ordinary shares at a public offering price of CHF 10.45 or $11.50 per share, for total gross proceeds of CHF 38.2 million or $42.0 million before deducting underwriting discounts, commissions and offering expenses.

February 2025 Offering

In February 2025, the Company closed an underwritten follow-on offering of 5,000,000 ordinary shares, CHF 0.01 nominal value per share, at a price of $20.00 (CHF 18.05) per share, for total gross proceeds of $100.0 million (CHF 90.2 million). New shares were issued out of the Company’s existing capital band.

November 2025 Offerings

On November 3, 2025, the Company closed offerings of an aggregate of 5,432,098 ordinary shares, CHF 0.01 nominal value per share, at a price of $20.25 (CHF 16.33) per share for total gross proceeds of $110.0 million (CHF 88.7 million) before deducting underwriting discounts and commissions and offering expenses. The Company issued 2,635,801 shares out of the Company’s existing capital band and 2,796,297 shares previously held in treasury by the Company.

6.
SEGMENT INFORMATION

The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business and accordingly, the Company has one reportable segment.

The table below provides the carrying amount of certain non-current assets, by geographic area:

	Switzerland		Others		Total
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
Intangible assets	13,292	13,292	-	-	13,292	13,292
Property and equipment	156	200	378	185	534	385
Right-of-use assets	541	699	1,922	604	2,463	1,303
Total	13,989	14,191	2,300	789	16,289	14,980

7.
INCOME AND EXPENSES

(A)
GRANT INCOME

Grant income reflects reimbursement of research and development expenses, and income from certain research projects managed by Icelandic governmental institutions. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. Icelandic government grant income for the year ended December 31, 2025, 2024 and 2023 was CHF 1.2 million, CHF 0.7 million and CHF 0.9 million, respectively. Refer to Note 11.

(B)
OPERATING EXPENSES

The tables below show the breakdown of the operating expenses by category:

	For the years ended December 31,
	Research and development expenses			General and administrative expenses			Total operating expenses
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Personnel expenses	18,849	11,114	6,509	14,997	11,476	7,029	33,846	22,590	13,537
Payroll and related expenses	9,851	6,085	4,796	7,951	6,723	5,134	17,802	12,808	9,930
Share-based compensation expense	8,998	5,029	1,713	7,046	4,753	1,895	16,044	9,782	3,607
Other operating expenses	38,236	40,969	22,738	10,789	10,331	10,458	49,025	51,300	68,059
External service providers	36,818	40,127	22,256	8,200	7,445	7,695	45,018	47,572	29,951
Other operating expenses	1,077	573	258	2,384	2,749	2,700	3,461	3,322	2,958
Depreciation expense	341	269	224	205	137	63	546	406	287
Merger and listing expense(1)	-	-	-	-	-	-	-	-	34,863
Total	57,085	52,083	29,247	25,786	21,807	17,487	82,871	73,890	81,597

(1) Merger and listing expense is presented separately from research and development or general and administrative expenses on the consolidated statements of loss. The item relates to the BCA and is non-recurring in nature, representing a share-based payment made in exchange for a listing service.

Total operating expenses increased CHF 9.0 million from December 31, 2024 to December 31, 2025. The increase was driven by a CHF 5.0 million increase in research and development expense and a CHF 4.0 million increase in general and administrative expense year over year.

The increase in research and development expenses was primarily due to advancements in our late-stage development portfolio, including Privosegtor development activities and the DIAMOND clinical program. The cost increases were partially offset by a decline in Licaminlimab development costs due to the completion of RELIEF Phase 2 trial in 2024 and commencement of PREDICT registrational trial in late 2025.

The increase in general and administrative costs was primarily driven by personnel costs, specifically share-based compensation expense due to increased headcount and increased grant value for awards granted during the year ended December 31, 2025.

(C)
FINANCE RESULT

	For the years ended December 31,
	2025	2024	2023
Finance income	1,770	2,168	1,429
Finance expense	(833)	(639)	(1,315)
Fair value adjustment on warrant liabilities	(12,294)	(15,531)	(3,431)
Foreign currency exchange gain (loss)	(6,114)	1,269	(4,664)
Finance result	(17,471)	(12,733)	(7,981)

Finance income in all periods presented consists primarily of interest income earned from the Company’s short-term financial assets.

The primary finance expense in 2025 and 2024 is the amortization of transaction costs related to the Loan Agreement, entered into during the second quarter of 2024 and amended in the third quarter of 2025. Refer to Note 5.

The Company had 2,045,596 shares of BCA Warrants and 59,310 ordinary shares of Blackrock Warrants outstanding at December 31, 2025. Warrants are adjusted to fair market value at each reporting date. Refer to Note 17 for further discussions of the fair value gain/(loss) on warrant liabilities.

For the year ended December 31, 2025, the foreign currency exchange loss is primarily related to overall weakening of the U.S. dollar against the Swiss Franc. During the year ended December 31, 2024, the foreign currency exchange gain is primarily related to overall strengthening of the U.S. dollar against the Swiss Franc.

Financial result as presented in the statements of cash flows is comprised of interest and the foreign exchange effect on cash and financial assets, net.

(D)
INCOME TAX AND DEFERRED TAX

	For the years ended December 31,
	2025	2024	2023
Current income tax expense	(13)	(130)	(127)
Deferred tax income (expense)	199	290	20
Total tax benefit (expense)	186	160	(107)

The Group’s expected tax expense for each year is based on the applicable tax rate in each individual jurisdiction, which ranged between 8.3% and 25.0% for 2025, 2024 and 2023 in the tax jurisdictions in which the Group operates. The weighted average tax rates applicable to the profits of the consolidated entities were 12.8%, 13.7% and 12.7% for the years 2025, 2024 and 2023, respectively. The decrease in 2025 primarily reflects changes in the composition of taxable results.

The tax on the Group’s profit / (loss) before tax differs from the statutory amount that would arise using the weighted average applicable tax rate as follows:

	For the years ended December 31,
	2025	2024	2023
Groups average expected tax rate	12.8%	13.7%	12.7%
Accounting loss before income tax	(99,143)	(85,937)	(88,695)
Taxes at weighted average income tax	12,727	11,792	11,294
Effect of unrecognized tax losses	(33,450)	(8,764)	(10,520)
Effect of use of unrecognized tax losses	22,491	-	-
Effect of non-deductible expenses	(3,434)	(3,098)	(6,041)
Effect of non-taxable income	1,457	280	5,103
Effect of other items	395	(50)	57
Total tax benefit (expense)	186	160	(107)

During the year ended December 31, 2025, the Group changed its corporate structure and completed an intra-group sale of an intangible asset between two wholly-owned Swiss legal entities, generating an intra-group taxable profit of CHF 210.4 million. The intra-group sale of intangible asset combined with regular operational losses resulted in the use of CHF 160.6 million unrecognized tax losses to offset the taxable income in the transferring Swiss entity, resulting in a reconciling effect of use of unrecognized tax losses of CHF 22.5 million.

The transaction created future temporary difference of CHF 210.4 million in the receiving Swiss entity due to the differences between the statutory and the IFRS carrying values of the transferred intangible asset. The amortization of the transferred intangible asset will commence when the market approval for the underlying asset is obtained. Given the uncertainty in the realization of future taxable profits, no deferred tax asset on these future temporary differences has been recognized as of December 31, 2025.

As of December 31, 2025, 2024 and 2023, the Group has accumulated tax losses, primarily in Switzerland. These losses may be carried forward to offset future taxable profits of the Company until expiration. However, no deferred tax assets have been recognized related to these losses as of December 31, 2025 as the realization of sufficient future taxable profits is not considered probable. Additionally, as certain tax losses have not yet been validated by the tax authorities, they remain subject to potential adjustments. The combined effect of unrecognized tax losses and intangible asset temporary differences amounted to CHF 33.5 million. This does not affect management’s assumption on the going concern hypothesis of the Group. Below is the maturity of the Group reportable losses:

	As of December 31,
	2025	2024	2023
2025	-	16,733	16,733
2026	-	13,113	13,113
2027	-	12,437	12,437
2028	-	14,865	14,865
2029	-	31,786	31,786
2030	41,396	81,509	81,509
2031	31,795	63,397	-
2032	33,670	-	-
Total	106,861	233,840	170,443

The Group did not recognize the following temporary differences:

	As of December 31,
	2025	2024	2023
Pension	1,335	1,870	728
Tax losses in Switzerland	106,861	233,840	170,443
Leases	(150)	(123)	(150)
Intangible asset	206,403	(4,025)	(4,025)
Total	314,449	231,562	166,996

The abovementioned intra-group sale transaction generated future temporary differences of CHF 210.4 million in the receiving Swiss entity and reduced accumulated tax losses by an amount of CHF 160.6 million as of December 31, 2025.

8. PROPERTY AND EQUIPMENT

The following table presents the movements in the book values of property and equipment:

	Lab - equipment	Lab - fixtures and fittings	Office equipment & hardware	Leasehold improvement	Total
Acquisition cost:
Balance as of December 31, 2023	618	195	151	-	964
Additions	10	-	122	98	230
Balance as of December 31, 2024	628	195	273	98	1,194
Additions	126	-	95	80	301
Disposals	(53)	-	(9)	-	(62)
Balance as of December 31, 2025	701	195	359	178	1,433

Accumulated depreciation:
Balance as of December 31, 2023	(464)	(106)	(106)	-	(676)
Depreciation expense	(84)	(19)	(20)	(10)	(133)
Balance as of December 31, 2024	(548)	(125)	(126)	(10)	(809)
Depreciation expense	(66)	(20)	(37)	(29)	(152)
Disposals	53	-	9	-	62
Balance as of December 31, 2025	(561)	(145)	(154)	(39)	(899)

Carrying amount:
Balance as of December 31, 2024	80	70	147	89	385
Balance as of December 31, 2025	140	50	205	139	534

9.
INTANGIBLE ASSETS

The following tables summarize the movement of intangibles assets, all of which represent licenses:

Total
Acquisition cost:
Balance as of December 31, 2023	12,206
Additions	1,086
Balance as of December 31, 2024	13,292
Balance as of December 31, 2025	13,292

Intangible assets as of both December 31, 2025 and 2024 were CHF 13.3 million, and represented licenses purchased under license agreements with Novartis and Accure. The Novartis license agreement was dated as of December 19, 2018 between Legacy Oculis and Novartis and relates to a novel topical anti-TNFα antibody, renamed Licaminlimab, for ophthalmic indications. The license agreement between Legacy Oculis and Accure, dated as of January 29, 2022, relates to the exclusive global licensing of its Privosegtor (formerly ACT-01) technology. This license agreement contained an upfront payment of CHF 3.0 million and reimbursement of development related costs of CHF 0.5 million. During the fourth quarter of 2024, the Company completed the Phase 2 ACUITY trial of Privosegtor in ON and received clearance from the U.S. Food and Drug Administration (“FDA”) for its investigational new drug (“IND”). These events triggered milestone payments to Accure totaling CHF 1.1 million which were capitalized, increasing the value of the intangible asset. The next clinical and regulatory milestone under the Accure Agreement will trigger a payment of CHF 2.1 million ($2.6 million) that the Company expects to pay in 2026.

(A)
Intangible assets amortization

The products candidates related to the capitalized intangible assets are not yet available for use. The amortization of the licenses will start when the market approval is obtained.

(B)
Annual impairment testing

Oculis performs an assessment of its licenses in the context of its annual impairment test. Given the stage of Oculis’ development activities and the importance of the relevant product candidates, Licaminlimab and Privosegtor, in Oculis’ portfolio, the impairment test is performed first on the basis of a fair value model for the entire Company using a market approach and second on the basis of the continued development feasibility of both candidates.

Oculis performs its annual impairment tests on its entire portfolio of research and development assets, by deriving the fair value from an observable valuation for the entire Company determined via its stock market price quoted in Nasdaq as per the reporting date. The fair value of the asset portfolio is derived by deducting the carrying value of tangible assets and the remaining assets, which consist primarily of short-term financial assets and cash and cash equivalents, from the Company valuation.

Licaminlimab and Privosegtor, are additionally tested for impairment by assessing their probability of success. Assessments include reviews of the following indicators, and if the candidate fails any of these indicators the entire balance is written off:

•
Importance allocated to the candidate within Oculis’ development portfolio, including future contractual commitments and internal budgets approved by the Board of Directors for ongoing and future development;
•
Consideration of the progress of technical development and clinical trials, including obtaining technical development reports, efficacy and safety readout data, and discussions with regulatory authorities for new trials; and
•
Consideration of market potentials supported where available by external market studies, and assessments of competitor products and product candidates.

In 2025, 2024 and 2023, reviews of all these indicators for Licaminlimab and Privosegtor were positive. No impairment losses were recognized in 2025, 2024 or 2023.

10.
RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The following table presents the right-of-use assets, which are related to the Company’s Switzerland, Iceland and U.S. facilities:

	Right-of-use assets
	2025	2024
Balance as of January 1,	1,303	755
Indexation for the period	20	25
New leases	1,530	792
FX revaluation	4	4
Depreciation charge for the period	(394)	(273)
Balance as of December 31,	2,463	1,303

During the year ended December 31, 2025, the Company signed a new lease in the U.S. commencing July 1, 2025 and a new lease in Iceland commencing September 1, 2025.

There are no variable lease payments which are not included in the measurement of lease obligations. Expected extension options have been included in the measurement of lease liabilities.

The following table presents the lease obligations:

	Lease liabilities
	2025	2024
Balance as of January 1,	(1,180)	(605)
New leases	(1,530)	(792)
FX revaluation	44	(32)
Indexation for the period	(20)	(25)
Interest expense for the period	(87)	(47)
Lease payments for the period	460	321
Balance as of December 31,	(2,313)	(1,180)

	As of December 31, 2025	As of December 31, 2024
Current	(502)	(315)
Non-current	(1,811)	(865)
Total	(2,313)	(1,180)

11.
OTHER CURRENT ASSETS, OTHER RECEIVABLE AND ACCRUED INCOME

The table below shows the breakdown of the other current assets by category:

	As of December 31, 2025	As of December 31, 2024
Prepaid clinical and technical development expenses	1,590	2,615
Prepaid general and administrative expenses	2,492	2,105
VAT, withholding tax and interest receivables	801	885
Total	4,883	5,605

The decrease in prepaid clinical and technical development expenses as of December 31, 2025 compared to prior year relates primarily to advancements of clinical trials. Specifically, the OCS-01 DIAMOND-1 and DIAMOND-2 trials in DME which started in December 2023 and February 2024, respectively, with enrollments completed in April 2025. The increase in prepaid general and administrative expenses is primarily due to capitalized transaction costs associated with the Company’s ATM Offering Program and Amended Loan Agreement.

The table below shows the movement of the accrued income for the years ended December 31, 2025 and 2024:

	2025	2024
Balance as of January 1,	629	876
Accrued income recognized during the period	1,199	686
Payments received during the period	(617)	(952)
Foreign exchange revaluation	(218)	19
Balance as of December 31,	993	629

Accrued income is generated by incentives for research and development offered by the Icelandic government in the form of tax credits for innovation companies. These tax credits are either used to reduce the company’s income tax liability or, if the credits exceed the tax due, they are paid out in cash. The tax credit is subject to companies having a research project approved as eligible for tax credit by the Icelandic Centre for Research (Rannís).

12.
PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT PLANS

The Company’s Swiss pension plan is classified as a defined benefit plan under IFRS Accounting Standards. Employees of the Icelandic, French, Hong Kong and American subsidiaries are covered by local post-retirement contribution plans. Besides the Swiss plan, all other pension plans are not material to the Company’s consolidated financial position or results.

Switzerland pension plan

The Company’s Swiss entity is affiliated to a collective foundation administrating the pension plans of various unrelated employers that qualifies as defined benefit plan under IAS 19. For employees in Switzerland, the pension fund provides post-employment, death-in-service and disability benefits in accordance with the Swiss Federal Law on Occupational Retirement, Survivor’s and Disability Pension Plans which specifies the minimum benefits that are to be provided.

The pension plan of the Company’s Swiss entity is fully segregated from the ones of other participating employers. The collective foundation has reinsured all risks with an insurance company. The most senior governing body of the collective foundation is the Board of Trustees. All governing and administration bodies have an obligation to act in the interests of the plan beneficiaries.

The retirement benefits are based on the accumulated retirement capital, which is made of the yearly contributions towards the old age risk by both employer and employee and the interest thereon until retirement. The employee contributions are determined based on the insured salary, depending on the age, staff level and saving amount of the beneficiary. The interest rate is determined annually by the governing body of the collective plan in accordance with the legal framework, which defines the minimum interest rates.

If an employee leaves the pension plan before reaching retirement age, the law provides for the transfer of the vested benefits to a new pension plan. These vested benefits comprise the employee and the employer contributions plus interest, the money originally brought into the pension plan by the beneficiary and an additional legally stipulated amount. On reaching retirement age, the plan beneficiary may decide whether to withdraw the benefits in the form of an annuity or (entirely or partly) as a lump-sum payment. The annuity is calculated by multiplying the balance of the retirement capital with the applicable conversion rate.

All actuarial risks of the plan, e.g. old age, invalidity and death-in-service or investment, are fully covered by insurance. However, the collective foundation is able to withdraw from the contract with the Company at any time, in which case the Company would be required to join another pension plan. In addition, the risk premiums may be adjusted by the insurance company periodically.

The Company’s Swiss pension plan is fully reinsured with Swiss Life, therefore the plan assets are 100% covered by an insurance contract. The insurance company bearing the investment risk is also making these investments on behalf of the collective foundation. As a result, the assets of the plan consist of a receivable from the insurance police.

The assets are invested by the pension plan, to which many companies contribute, in a diversified portfolio that respects the requirements of the Swiss Law. The insurance policy has been treated as a qualifying insurance policy and therefore the pension assets are presented as one asset and are not desegregated and presented in classes that distinguish the nature and risks of those assets.

The following tables summarize the components of net benefit expense recognized in the consolidated statements of loss, amounts recognized in the balance sheet and gains/(losses) recognized in other comprehensive loss.

	For the years ended December 31,
Actuarial gains / (losses) recognized in other comprehensive loss:	2025	2024
On plan assets	(1)	(71)
On obligation	600	(1,090)
Total	599	(1,161)

	For the years ended December 31,
Net benefit expense:	2025	2024
Service cost	(975)	(663)
Interest cost on benefit obligation	(134)	(143)
Interest income	119	133
Administration cost	(18)	(15)
Net benefit expense	(1,008)	(688)

	For the years ended December 31,
Benefit liability	2025	2024
Defined benefit obligation	(15,998)	(13,715)
Fair value of plan assets	14,663	11,845
Net benefit liability	(1,335)	(1,870)

Changes in the present value of the defined benefit obligation are as follows:

	For the years ended December 31,
	2025	2024
Defined benefit obligation at January 1,	(13,715)	(9,930)
Interest cost	(134)	(143)
Service cost	(975)	(663)
Administrative expenses	(18)	(15)
Contributions paid by participants	(2,711)	(3,179)
Employees’ contributions	(408)	(312)
Benefits paid from plan assets	1,363	1,617
Actuarial gains / (losses)	600	(1,090)
Defined benefit obligation at December 31,	(15,998)	(13,715)

Changes in the fair value of plan assets are as follows:

	For the years ended December 31,
	2025	2024
Fair value of plan assets at January 1,	11,845	9,202
Expected return	119	133
Contributions by employer	944	707
Employees’ contributions	408	312
Benefits paid from plan assets	(1,363)	(1,617)
Contributions paid by participants	2,711	3,179
Actuarial losses	(1)	(71)
Fair value of plan assets at December 31,	14,663	11,845

The Group expects to contribute CHF 0.7 million to its defined benefit pension plan in 2026. The average duration of the plan was 14.3 years and 14.6 years as of December 31, 2025 and 2024, respectively.

The principal assumptions used in determining pension benefit obligations for the Group’s plan are shown below:

	For the years ended December 31,
	2025	2024
Discount rate	1.30%	1.00%
Future salary increases	0.75%	1.00%
Future pensions increases	0.00%	0.00%
Retirement age	65	65
Demographic assumptions	BVG 2020	BVG 2020

In regard to the underlying estimates for the calculation of the defined benefit pension liabilities the Company updated, among other minor updates, the discount rate assumption to 1.30% and 1.00% and the future salary increase assumption from 1.00% to 0.75% as of December 31, 2025 and 2024, respectively. All the actuarial assumption changes resulted in an actuarial gain of defined benefit pension liabilities of CHF 0.6 million. The net result is a decrease of defined benefit pension liabilities from CHF 1.9 million as of December 31, 2024 to CHF 1.3 million as of December 31, 2025. Other assumptions for defined benefit pension liabilities remain unchanged.

In 2025, the guaranteed interest to be credited to employees’ savings remains consistent with 2024 at 1.10%. The rate for converting mandatory savings to an annuity remains stable at 5.40% for males and 5.57% for females in 2026 and increases to 5.71% for females in 2027. The rate for converting supplementary savings to an annuity remains stable at 4.49% for males and 4.67% for females in 2026 and increases to 4.82% in 2027.

Sensitivity analysis

A quantitative sensitivity analysis for significant assumptions as of December 31, 2025 and 2024 is shown below:

	Discount rate		Future salary increase		Mortality assumptions
Assumptions as of December 31, 2025	+0.25%	-0.25%	+0.50%	-0.50%	+1 year	-1 year
Potential defined benefit obligation	(15,466)	(16,597)	(16,129)	(15,872)	(16,153)	(15,844)
Decrease/(increase) from actual defined benefit obligation	532	(599)	(131)	126	(155)	154

Assumptions as of December 31, 2024	+0.25%	-0.25%	+0.50%	-0.50%	+1 year	-1 year
Potential defined benefit obligation	(13,226)	(14,236)	(13,828)	(13,607)	(13,844)	(13,589)
Decrease/(increase) from actual defined benefit obligation	490	(521)	(112)	108	(129)	126

The sensitivity analysis above is subject to limitations and has been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

13.
SHARE BASED PAYMENT

On March 2, 2023, the Company adopted the Stock Option and Incentive Plan Regulation 2023 (the “2023 Plan”) which allows for the grant of equity incentives, including share-based options, stock appreciation rights (“SARs”), restricted stock units (“RSUs”) and other awards. The 2023 Plan lays out the details for the equity incentives for talent acquisition and retention purposes.

Each grant of share-based options made under the 2023 Plan entitles the grantee to acquire ordinary shares from the Company with payment of the exercise price in cash. In the case of SARs, the intention of the Company is settling in equity. For each grant of share-based options or SARs, the Company issues a grant notice, which details the terms of the options or SARs, including number of shares, exercise price, vesting conditions and expiration date. Options granted under the 2023 Plan vest over periods ranging from one to four years and expire one day before the tenth anniversary of the grant date. The specific terms of each grant are set by the Board of Directors.

The 2023 Plan reflects the revised capital structure of the Company following completion of the Business Combination in March 2023. As a result, all option holders holding options under the prior Stock Option and Incentive Plan Regulation 2018 (the“2018 Plan”) prior to the close of the Business Combination exchanged their options held in Legacy Oculis for newly issued options to purchase ordinary shares of Oculis (“Converted Options”) and additional earnout options. The Converted Options continue to be subject to substantially the same terms and conditions except that the number of ordinary shares of Oculis issuable and related exercise prices were adjusted by the Exchange Ratio with all other terms remaining unchanged. The comparative fair value calculation of options using the Black-Scholes model before and after the merger concluded that there was no significant change in value. The exchange of equity awards under the prior 2018 Plan for equity awards under the 2023 Plan was determined to be a modification in accordance with IFRS 2 – Share-based payment. The Group has and will continue to record the related expense per the original valuation and vesting period without incremental charges.

Option awards and SARs

Each share-based option or SAR granted under the 2023 Plan entitles the grantee to acquire common shares from the Company with cash payment of the exercise price. For each grant of share-based options or SARs, the Company provides a grant notice which details the terms of the option, including exercise price, vesting conditions and expiration date. The terms of each grant are set by the Board of Directors.

The fair value of option awards and SARs is determined using the Black-Scholes option-pricing model. The weighted average grant date fair value of options granted during the year ended December 31, 2025 was CHF 11.77 or $14.17 per share. The weighted average grant date fair value of options and SARs granted during the year ended December 31, 2024 was CHF 7.80 or $8.85 per share. The weighted average grant date fair value of options granted during the year ended December 31, 2023 was CHF 5.24 or $5.83 per share.

The Black-Scholes fair value of SARs was determined using assumptions that were not materially different from those used to value options. The following assumptions were used in the Black-Scholes option-pricing model for determining the fair value of options and SARs granted during the years indicated:

	For the years ended December 31,
	2025	2024	2023
Weighted average share price at the date of grant (1)	USD 18.39 (CHF 15.28)	USD 11.63 (CHF 10.24)	USD 8.30 (CHF 7.46)
Range of expected volatilities (%) (2)	81.84-91.39	85.54-93.00	68.70-83.80
Range of expected terms (years) (3)	6.25	5.50-6.25	6.25
Range of risk-free interest rates (%) (1)(4)	3.7-4.3	3.6-4.6	3.5-4.8
Dividend yield (%)	0.0	0.0	0.0

(1)
Following the NASDAQ U.S. listing in 2023, the equity award exercise price is denominated in USD and the applicable risk-free interest rate has been adjusted accordingly.
(2)
The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry.
(3)
The expected term represents the period that share-based awards are expected to be outstanding.
(4)
The risk-free interest rates are based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected term.

The following table summarizes the Company’s stock option and SARs activity under the 2023 Plan for 2023 to 2025:

	Number of options (1)	Weighted average exercise price (1) (CHF)	Range of expiration dates
Outstanding as of January 1, 2023	1,762,949	2.39	2027-2031
Options granted(2)	1,614,000	7.49	2033
SARs granted	134,765	7.27	2033
Earnout options granted	369,737	0.01	2028
Forfeited(2)(3)	(302,299)	2.62	2033
Exercised(3)	(112,942)	2.43	2028-2032
Outstanding as of December 31, 2023	3,466,210	4.50	2027-2033
Exercisable at December 31, 2023	1,164,513	2.21	2028-2033
Outstanding as of January 1, 2024	3,466,210	4.50	2027-2033
Options granted	1,811,122	10.24	2034
Forfeited(3)	(288,767)	4.38	2028-2034
Exercised(3)	(301,511)	3.17	2027-2033
Outstanding as of December 31, 2024	4,687,054	6.82	2028-2034
Exercisable at December 31, 2024	1,935,101	4.34	2028-2034
Outstanding as of January 1, 2025	4,687,054	6.82	2028-2034
Options granted	1,227,131	15.28	2035
Forfeited(3)	(387,146)	10.53	2028-2035
Exercised(3)	(363,093)	5.19	2028-2034
Outstanding as of December 31, 2025	5,163,946	8.32	2028-2035
Exercisable at December 31, 2025	2,661,095	5.27	2028-2035

(1)
Retroactive application of the recapitalization effect due to the BCA for activity prior to March 2, 2023, an Exchange Ratio of 1.1432 was applied to the number of options and the weighted average exercise price was divided by the same exchange ratio.
(2)
Pursuant to the BCA, all outstanding and unexercised options to purchase Legacy Oculis ordinary shares were assumed by Oculis and each option was replaced by an option to purchase ordinary shares of Oculis (the “Converted Options”). The exchange of Legacy Oculis 2018 Plan options for converted 2023 Plan options is not reflected in the table above. Refer to Note 5 - Financing Activities for further details.
(3)
Forfeited amount includes earnout options forfeited during the years ended December 31, 2025, 2024, and 2023. No SARs have been exercised or forfeited during the years ended December 31, 2025, 2024, and 2023.

Excluding earnout options, which have an exercise price of CHF 0.01, options outstanding as of December 31, 2025 have exercise prices ranging from CHF 1.63 to CHF 17.10. The weighted average remaining contractual life of options and SARs outstanding as of December 31, 2025 and 2024 was seven and eight years, respectively.

Restricted stock units

Each RSU granted under the 2023 Plan entitles the grantee to one ordinary share upon vesting of the RSU. The Company intends to settle all outstanding RSUs in equity. The fair value of RSUs is determined by the closing stock price on the date of grant and the related compensation cost is amortized over the vesting period of the award using the graded method. RSU’s have time-based vesting conditions ranging from one to four years. Certain RSU’s also include a performance condition, for which the Company has evaluated the probability of achievement. Expense is only recorded for awards with vesting criteria linked to performance conditions that are deemed probable of achievement. The following table summarizes the Company’s RSU activity under the 2023 Plan for the years ended December 31, 2025 and 2024:

	2025			2024
	Number of awards	Weighted average grant date fair value (CHF)	Range of expiration dates	Number of awards	Weighted average grant date fair value (CHF)	Range of expiration dates
Outstanding as of January 1,	467,478	9.81	2034	—	—	—
RSUs granted	714,813	15.36	2035	476,908	9.83	2034
RSUs vested/released	(174,655)	10.24	2034-2035	(9,430)	10.51	2034
Outstanding as of December 31,	1,007,636	13.93	2034-2035	467,478	9.81	2034

Restricted share awards

Each restricted share award (“RSA”) granted under the 2018 Plan was immediately exercised and the expense was recorded at fair value on the grant date in full. The Company held call options to repurchase shares diminishing ratably on a monthly basis over three years from grant date, the last of which expired during 2024. As of December 31, 2023, 98,094 RSA’s were subject to repurchase. No RSA’s were subject to repurchase at December 31, 2024 or 2025. For each grant of restricted shares, the Company issued a grant notice, which detailed the terms of the grant, including the number of awards, repurchase right start date and expiration date. The terms of each grant were set by the Board of Directors. No RSAs were granted under the 2023 Plan since plan adoption. No expense was recognized during the years ended December 31, 2025, 2024 or 2023 related to restricted stock awards.

Share-based compensation expense

The following table details share-based compensation expense by award type for the years indicated:

	For the years ended December 31,
	2025	2024	2023
Stock options	9,662	8,218	3,608
RSUs	6,382	1,564	-
Total share-based compensation expense	16,044	9,782	3,608

The reserve for share-based payment increased from CHF 6.4 million as of December 31, 2023 to CHF 16.1 million as of December 31, 2024, and to CHF 30.4 million as of December 31, 2025. During the year ended December 31, 2025, certain RSUs that included a performance condition were modified such that the condition had been met, resulting in CHF 0.3 million of additional share-based compensation expense during the year ended December 31, 2025. During the year ended December 31, 2024, certain options were modified to accelerate vesting upon the death of an employee, resulting in the acceleration of expense recognition of CHF 1.0 million.

14.
CASH AND CASH EQUIVALENTS AND SHORT-TERM FINANCIAL ASSETS

The table below shows the breakdown of the cash and cash equivalents and short-term financial assets by currencies:

	Cash and cash equivalents		Short-term financial assets
by currency	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
Swiss Franc	45,716	2,810	126,000	61,000
US Dollar	33,766	15,234	1,031	9,955
Euro	539	8,960	4,653	-
Iceland Krona	440	648	-	-
Other	868	56	-	-
Total	81,329	27,708	131,684	70,955

Cash and cash equivalents consist primarily of cash balances held at banks. Short-term financial assets consist of fixed term bank deposits with maturities between three and nine months.

15. SHAREHOLDERS’ EQUITY

(A)
Conditional Capital

The conditional capital at December 31, 2025 amounted to a maximum of CHF 235,752.08 split into 23,575,208 ordinary shares, in connection with the potential future issuances of:

•
Conditional share capital for new bonds and similar debt instruments:

CHF 67,500.00 through the issuance of a maximum of 6,750,000 fully paid-up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of convertible rights and/or option rights or warrants, new bonds and similar debt instruments.

•
Conditional share capital in connection with employee benefit plans:

CHF 124,800.00 through the issuance of a maximum of 12,480,000 fully paid-up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

During the year ended December 31, 2025, 363,093 stock options have been exercised and 174,655 RSUs vested resulting in the associated ordinary shares issued using the conditional share capital for employee benefit plans (refer to Note 13). These shares were not registered yet in the commercial register as of December 31, 2025.

•
Conditional share capital for BCA public and private warrants:

CHF 39,751.05 through the issuance of a maximum of 3,975,105 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of warrants.

During the year ended December 31, 2025, 1,929,467 warrants have been exercised and associated ordinary shares have been issued using the conditional share capital for BCA public and private warrants (refer to Note 17). These shares were not registered yet in the commercial register as of December 31, 2025.

•
Conditional share capital for earnout options:

CHF 3,701.03 through the issuance of a maximum of 370,103 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis. As of December 31, 2025, 159,453 earnout options were exercisable.

(B)
Treasury shares

The Company cancelled 100,000 treasury shares effective March 2, 2023 as a result of the Business Combination. In connection with the ATM Offering Program, the Company issued 1,000,000 ordinary shares during the year ended December 31, 2024 and 2,500,000 ordinary shares during the year ended December 31, 2025 out of its existing capital band, each with a nominal value of CHF 0.01 to be held as treasury shares. There were no sales under the ATM Offering Program during the year ended December 31, 2025. In connection with the November 2025 Offerings, the Company issued 2,796,297 shares previously held in treasury by the Company.

(D) Capital band

As of December 31, 2025, the Company’s capital band has a lower limit of CHF 545,336.74 and upper limit of CHF 818,005.11. The Company may effect an increase of the Company’s share capital in a maximum amount of CHF 272,668.37 by issuing up to 27,266,837 ordinary shares with a par value of CHF 0.01 each out of the Company’s capital band. The Board of Directors is authorized to increase the share capital to the upper limit or decrease the share capital to the lower limit at any time and as often as required until June 4, 2030.

16. TRADE PAYABLES, ACCRUED EXPENSES AND OTHER PAYABLES

Trade payables decreased from CHF 5.9 million as of December 31, 2024 to CHF 1.8 million as of December 31, 2025. The decrease in trade payables compared to prior year relates to the commencement of several clinical trials in the fourth quarter of 2024 requiring up-front invoicing by vendors.

The table below shows the breakdown of the accrued expenses and other payables by category:

	As of December 31, 2025	As of December 31, 2024
Product development related expenses	13,156	13,702
Personnel related expenses	4,491	3,696
General and administration related expenses	1,385	749
Other payables	935	51
Total	19,967	18,198

Accrued general and administrative related expenses and other payables primarily increased due to professional services and transaction costs incurred during 2025 related to the November 2025 Offerings.

17. WARRANT LIABILITIES

The following table summarizes the Company’s outstanding warrant liabilities by warrant type as of December 31, 2025 and 2024:

	2025			2024
	BCA Warrants	Amended BlackRock Warrant	Total Warrant Liabilities	BCA Warrants	BlackRock Warrant	Total Warrant Liabilities
Balance as of January 1,	19,390	461	19,851	5,370	-	5,370
Issuance of warrants	-	122	122	-	294	294
Fair value loss on warrant liability	12,280	14	12,294	15,364	167	15,531
Exercise of public and private warrants	(17,789)	-	(17,789)	(1,344)	-	(1,344)
Balance as of December 31,	13,881	597	14,478	19,390	461	19,851

The fair value of the public BCA Warrants, which are traded on Nasdaq, is based on the quoted Nasdaq market prices at the end of the reporting period for such warrants. Since the private placement BCA Warrants have identical terms to the public BCA Warrants, the Company determined that the fair value of each private placement BCA Warrant is equivalent to that of each public BCA Warrant. The public BCA Warrants are included in Level 1 and the private placement BCA Warrants in Level 2 of the fair value hierarchy. The BCA Warrants are classified as short-term liabilities given that the Company cannot defer the settlement for at least 12 months.

The BlackRock Warrant, described in Note 5, is classified as a liability because its exercise price is fixed in USD, which is not the functional currency of the Company and therefore it does not meet the requirements to be classified as equity under IFRS. The fair value of the BlackRock Warrant is determined using the Black-Scholes option-pricing model and is included in Level 3 of the fair value hierarchy.

The following assumptions were used in the Black-Scholes option-pricing model for determining the fair value of the BlackRock Warrant as of initial issuance date, December 31, 2024, Amended BlackRock Warrant issuance date and December 31, 2025 as indicated:

	December 31, 2025	July 31, 2025	December 31, 2024	May 29, 2024
Share price on valuation date	USD 19.97 (CHF 15.83)	USD 17.64 (CHF 14.34)	USD 17.00 (CHF 15.38)	USD 11.93 (CHF 10.88)
Expected volatility (%) (1)	82.52-85.13	88.53	94.32	85.56
Expected term (years) (2)	2.71-3.29	3.50	3.21	3.50
Risk-free interest rate (%) (3)	3.53-3.58	3.91	4.28	4.75
Dividend yield (%)	0.00	0.00	0.00	0.00

(1) The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry.

(2) The expected term represents the period that the BlackRock Warrant is expected to be outstanding.

(4) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected terms.

For the year ended December 31, 2025, the Company recognized a fair value loss of CHF 12.3 million, primarily due to increase of the warrant share price. There were exercises of 1,929,467 warrant shares during the year ended December 31, 2025 at a price of CHF 9.55 or $11.50 per share, which resulted in a reduction of CHF 17.8 million to the warrant liability, an additional CHF 19.8 million of cash and an increase of CHF 37.8 million in shareholders’ equity. The warrant exercises, partially offset by the fair value loss resulted in a decrease of the warrant liability to CHF 14.5 million as of December 31, 2025. For the year ended December 31, 2024, the Company recognized a fair value loss of CHF 15.5 million, leading to an increase of the warrant liability to CHF 19.9 million as of December 31, 2024. The exercise of 279,033 public warrants at a price of CHF 10.13 or $11.50 per share during the year ended December 31, 2024 resulted in a reduction of CHF 1.3 million to the warrant liability, an additional CHF 2.7 million of cash and an increase of CHF 4.1 million in shareholders’ equity.

In the event of an exercise, warrant liabilities are reduced by the fair value on the date of exercise. The resulting fair value adjustment and cash received are recorded to share premium within the statements of changes in equity. The movement of the warrant liabilities during the years ended December 31, 2025 and 2024 is illustrated below:

	2025		2024
	Warrant liabilities	Number of outstanding warrants	Warrant liabilities	Number of outstanding warrants
Balance as of January 1,	19,851	4,018,384	5,370	4,254,096
Issuance of warrants	122	15,989	294	43,321
Fair value loss on warrant liability	12,294	-	15,531	-
Exercise of public and private warrants	(17,789)	(1,929,467)	(1,344)	(279,033)
Balance as of December 31,	14,478	2,104,906	19,851	4,018,384

18. COMMITMENTS AND CONTINGENCIES

Commitments related to Novartis license agreement

In December 2018, Oculis entered into an agreement with Novartis, under which Oculis licensed a novel topical anti-TNFα antibody, now named as Licaminlimab, for ophthalmic indications. As consideration for the licenses, Oculis is obligated to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties range from high one digit to low teens, based on sales thresholds. As of December 31, 2019, Oculis had paid in full the contractual non-refundable upfront fee of CHF 4.7 million. Oculis has not reached any milestones or royalties thresholds according to the agreement. If all predefined milestones will be reached, Oculis will be obligated to pay additional CHF 76.9 million or $97.0 million. Royalties are based on net sales of licensed products, depending on the sales volumes reached.

Commitments related to Accure license agreement

On January 29, 2022, the Company entered into a License Agreement with Accure for the exclusive global licensing of its Privosegtor technology. Under this agreement, Oculis licensed a novel neuroprotective drug candidate, now renamed as Privosegtor, for ophthalmic and other indications (refer to Note 9). As consideration for the licenses, Oculis is obligated to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties range from one digit to low teens, based on sales thresholds. As of December 31, 2025, Oculis has paid the full contractual non-refundable upfront fee of CHF 3.0 million and reimbursed costs in the amount of CHF 0.5 million. During the fourth quarter of 2024, the Company met the first two milestones pursuant to the agreement, which were FDA IND clearance for the intravenous formulation of Privosegtor, and completion and positive readout of the first PoC clinical trial for AON, resulting in an accrual of CHF 1.1 million, for which payment was made in 2025. If all remaining predefined milestones are reached, Oculis will be obligated to pay a total of CHF 87.9 million or $110.9 million. The next clinical and regulatory milestone under the Accure Agreement will trigger a payment of CHF 2.1 million ($2.6 million) that the Company expects to pay in 2026. In case of a commercialization, sublicense revenues will be subject to further royalty payments.

Commitments related to Rennes University Collaboration Research agreement

On January 31, 2022, the Company entered into a collaboration research agreement with the Rennes University and CNRS in France. This agreement is for the research of Antisense Oligonucleotide (ASO) to modulate gene expressions. As consideration for the research performed by Rennes University and CNRS, Oculis is obligated to pay a non-refundable cost contribution of CHF 0.2 million or EUR 0.2 million. As of December 31, 2025, Oculis paid a contractual non-refundable cost contribution of CHF 0.1 million or EUR 0.1 million. Following completion of the research services, the parties shall sign a commercial agreement based on predefined development and commercial milestone payments and royalties on net sales of licensed products as defined in the collaboration research agreement. Oculis has not reached any milestones or royalties thresholds. If the commercial agreement was signed by the parties and development and commercial milestones were reached, Oculis would be obligated to pay an additional CHF 6.5 million or EUR 7.0 million and royalties ranging from low to mid-single digit percentage on net sales. In case of sublicense revenues, Oculis shall be subject to further royalty payments.

Research and development commitments

The Group conducts product research and development programs through third party vendors that include, among others, arrangements with universities, contract research organizations and clinical research sites. Oculis has contractual arrangements with these organizations. As of December 31, 2025, commitments for external research and development projects amounted to CHF 42.0 million, compared to CHF 32.2 million as of December 31, 2024, as detailed in the schedule below. The increase in commitments year over year is primarily due to the progression of ongoing clinical trials during 2025, including the DIAMOND trials, as well as the initiation of the PIONEER program and PREDICT-1 trial in Q4 2025.

	As of December 31, 2025	As of December 31, 2024
Within one year	31,449	21,933
Between one and five years	10,537	10,232
Total	41,986	32,165

19. RELATED PARTY DISCLOSURES

Key management, including the Board of Directors and the executive management team, compensation expenses were:

	For the years ended December 31,
	2025	2024	2023
Salaries, cash compensation and other short-term benefits	6,030	4,902	3,067
Pension expense	498	398	320
Share-based compensation expense	11,502	7,480	2,543
Total	18,030	12,780	5,930

Salaries, cash compensation and other short-term benefits include social security, board member fees and insurance benefits.

The number of key management individuals reported as receiving compensation in the table above decreased from 12 to 11 for the year ended December 31, 2025 as compared to the year ended December 31, 2024. The number of individuals receiving compensation for service on the Board of Directors as reported in the table above was 4 for the years ended December 31, 2025 and 2024.

20. FINANCIAL INSTRUMENTS / RISK MANAGEMENT

Categories of financial instruments:

As indicated in Note 3, all financial assets and liabilities are shown at amortized cost, except for warrant liabilities that are held at fair value. The following table shows the carrying amounts of financial assets and liabilities:

Financial assets	As of December 31, 2025	As of December 31, 2024
Financial assets - non-current	249	141
Other current assets, excluding prepaids	801	148
Accrued income	993	629
Short-term financial assets	131,684	70,955
Cash and cash equivalents	81,329	27,708
Total	215,056	99,581

Financial liabilities	As of December 31, 2025	As of December 31, 2024
Trade payables	1,800	5,871
Accrued expenses and other payables	19,967	18,198
Lease liabilities	2,313	1,180
Warrant liabilities	14,478	19,851
Total	38,558	45,100

Below is the net debt table of liabilities from financing activities:

	Leasing	Warrant liabilities	Total
Net debt as of December 31, 2023	(605)	(5,370)	(5,975)
Payments for the period	321	-	321
Issuance of warrants	-	(294)	(294)
Fair value loss on warrant liability	-	(15,531)	(15,531)
Exercise of public and private warrants	-	1,344	1,344
Addition of Swiss lease	(792)	-	(792)
Interest calculated on leases	(47)	-	(47)
Indexation for the period	(25)	-	(25)
FX revaluation	(32)	-	(32)
Net debt as of December 31, 2024	(1,180)	(19,851)	(21,031)
Payments for the period	460	-	460
Issuance of warrants	-	(122)	(122)
Fair value loss on warrant liability	-	(12,294)	(12,294)
Exercise of public and private warrants	-	17,789	17,789
Addition of US and Iceland amended leases	(1,530)	-	(1,530)
Interest calculated on leases	(87)	-	(87)
Indexation for the period	(20)	-	(20)
FX revaluation	44	-	44
Net debt as of December 31, 2025	(2,313)	(14,478)	(16,791)

Fair values

Due to their short-term nature, the carrying value of cash and cash equivalents, short-term financial assets, other current assets, excluding prepaid expenses, accrued income, trade payables and accrued expenses and other payables approximates their fair value.

The warrant liabilities are measured at fair value on a recurring basis, refer to Note 3.

Risk assessment

The Company maintains an internal control system that includes an annual financial reporting risk assessment. The ultimate responsibility of the risk management is of the Board of Directors and a yearly review takes place during one of the Board of Directors meetings.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

As of December 31, 2025, if the listed price of the warrants had moved by 5.0% with all other variables held constant, the net loss for the period would have been lower/higher by CHF 0.7 million. As of December 31, 2024, the change would have been CHF 1.0 million.

Foreign currency risks

Since 2020, Oculis has established a presence in the U.S., France and Hong Kong with local currencies in U.S. Dollar (USD), Euro (EUR) and Hong Kong Dollar (HKD), respectively. In 2025, foreign currency risks primarily relate to cash and cash equivalents, short term financial assets, prepaid expenses, trade payables and accrued expenses denominated in U.S. Dollar and Euro, with immaterial amounts recorded in ISK and HKD.

The following table demonstrates the impact of a possible change in USD and EUR against CHF in regard to monetary assets and liabilities denominated in local functional currencies, as well as the impact of foreign currency risk on the Company’s consolidated net loss:

	As of December 31, 2025	For the year ended December 31, 2025	As of December 31, 2024	For the year ended December 31, 2024
Change in rate	Net exposure	Impact on loss	Net exposure	Impact on loss
+5.0% USD	5,586	279	10,272	(514)
-5.0% USD	5,586	(279)	10,272	514
+5.0% EUR	3,951	198	5,409	270
-5.0% EUR	3,951	(198)	5,409	(270)

Interest rate risk

The financial instruments of the Group are not bearing interest and are therefore not subject to interest rate risk.

Hedging activities

There are no hedging activities within the Group.

Credit risk

As of December 31, 2025, the maximum exposure is the carrying amount of the Company’s cash, cash equivalents and short-term financial assets are mainly held with two financial institutions, each with a high credit rating of A+ assigned by international credit-rating agencies. Management focuses on diversification strategies and monitors counterparties’ ratings to minimize exposure.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity management is performed by Group finance based on cash flow forecasts which are prepared on a rolling basis and focuses mainly on ensuring that the Group has sufficient cash to meet its operational needs. The Group’s liquidity needs have been historically satisfied through the issuance of preferred shares, the Business Combination, PIPE and CLA financings, and share offerings, discussed further in Note 5.

All of the Company’s financial instruments, except for the long-term portion of lease liabilities, are due within one year. The following table shows the total future obligations related to these financial instruments:

	As of December 31, 2025	Less than one year	Over one year	As of December 31, 2024	Less than one year	Over one year
Trade payables	1,800	1,800	-	5,871	5,871	-
Accrued expenses and other payables	19,967	19,967	-	18,198	18,198	-
Lease payments	2,931	551	2,380	1,270	353	917
Total	24,698	22,318	2,380	25,339	24,422	917

Capital management

Since its incorporation, the Group has primarily funded its operations through capital increases, and at the current development stage, the Group frequently raises new funds to finance its development portfolio.

21. LOSS PER SHARE

As of December 31, 2025, the Company had 57,984,438 ordinary shares issued and outstanding with a share price of $19.97 or CHF 15.83. The following table sets forth the loss per share calculations for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,
	2025	2024	2023
Net loss for the period attributable to Oculis shareholders	(98,957)	(85,777)	(88,802)
Loss per share
Weighted-average number of shares used to compute basic and diluted loss per share	52,243,100	40,406,551	29,899,651

Basic and diluted net loss per share for the period, in CHF	(1.89)	(2.12)	(2.97)

Since the Company has a loss for all periods presented, basic net loss per share is the same as diluted net loss per share. Potentially dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	As of December 31,
	2025	2024	2023
Share options issued and outstanding	4,946,948	4,444,388	3,096,473
Earnout options	216,998	242,666	369,737
Share and earnout options issued and outstanding	5,163,946	4,687,054	3,466,210
Restricted stock units subject to future vesting	1,007,636	467,478	-
Restricted shares subject to repurchase	-	-	98,094
Unvested earnout shares	948,549	2,371,272	3,793,995
Public warrants	1,893,897	3,823,364	4,102,397
Private warrants	151,699	151,699	151,699
BlackRock Warrant	59,310	43,321	-
Total	9,225,037	11,544,188	11,612,395

22. SUBSEQUENT EVENTS

As a result of the BCA, Legacy Oculis equity holders received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01. The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post acquisition-closing VWAP targets of Oculis of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period during the earnout period. In February 2026, the third price target of $25.00 was met, resulting in 55,487 earnout options becoming exercisable and the immediate vesting of 948,549 earnout shares.